Contact

www.linkedin.com/in/nguyenbthien
(LinkedIn)

Top Skills

Economics

Marketing

Graphic Design

Languages

English (Native or Bilingual)

Vietnamese (Native or Bilingual)

French (Elementary)

Certifications

Bloomberg Market Concepts

Honors-Awards

Order of Interbeing Applied
Mindfulness Dharma Teacher

Golden Key International Honor
Society Member

Phi Sigma Tau International Honor
Society for Philosophy Member

Omicron Delta Epsilon International
Honor Society for Economics
Member

Thien Nguyen

Founder
Gardena, California, United States

Summary

Innovative, organized, detail-oriented Event Developer, Designer,
and Project Consultant offering over 10 years of experience —
providing excellent services internationally. Constantly striving to
go beyond expectations and discovering creative methods to tackle
challenges. Solid experience in directing design, management, and
implementation of design projects and event management.

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Experience

Stride Development PBC
Founder
September 2022 - Present (1 year 4 months)
United States

Colossal Media
Resource Manager
May 2022 - Present (1 year 8 months)
Brooklyn, New York, United States

JBN Graphic Design & Event Consultancy
Founder
June 2020 - Present (3 years 7 months)

JBN is a graphic design and event organization consultancy firm. Integrating
the art of mindfulness into the process of graphic design and event
organization. JBN has over 15 years of experience with brand identity, print
design, digital design, environmental graphics, event space design, and event
organization.

Sweet & Vicious
Manager
December 2020 - August 2023 (2 years 9 months)
New York, United States

Authentic Housing

Founder
August 2021 - September 2022 (1 year 2 months)
United States

Ariamnes LLC
Graphic Director, Business Management, & Events Management
August 2016 - March 2020 (3 years 8 months)
Greater New York City Area

Drugs for Neglected Diseases initiative - DNDi
Digital Asset Manager Intern
June 2019 - December 2019 (7 months)
New York, NY

The Digital Asset Management Intern role focuses on reviewing visual assets
produced from DNDi offices across the globe and supporting a new structure
for asset management. The role support DNDi's implementation of a new
Digital Asset Management platform.

Countess Lu-Ann Inc
Graphic Director
September 2018 - December 2019 (1 year 4 months)
Greater New York City Area

Drugs for Neglected Diseases initiative - DNDi
Web Design Consultant
July 2018 - October 2018 (4 months)
Greater New York City Area

Mindfulness Practice Center Plum Village
10 years

Exhibition Coordinator
2013 - 2014 (1 year)

Organized, curated, structured the calligraphy exhibition "The Art of
Mindfulness" by Zen Master Thich Nhat Hanh at ABC Carpet and Home in
New York City (where it is housed permanently). This collection was exhibited
in multiple locations, including the University of Hong Kong, Hong Kong, Plum
Village Meditation Center, France.

Director of Event Management
2010 - 2014 (4 years)
Pine Bush, NY

Handled and supervised multiple events, including talks at the Beacon Theater, NYC and the US premiere of Thich Nhat Hanh's calligraphy artwork at ABC Carpet and Home, NYC. Duties includes scouting locations, negotiating and preparing contracts, scheduling meetings and conference calls, scheduling programs and back-up programs, designing and curating PR, booking hotels, arranging transportation, finances, sound systems, catering, etc.

Property Manager
2010 - 2014 (4 years)
Pine Bush, NY

Property management consisting of critical business functions including treasury, financial budgeting, bookkeeping, vendor management, contract management, transportation organization, administration, registration, etc.

International Mindfulness Teacher
2004 - 2014 (10 years)
France

Organized and facilitated Global Retreats, classes, and events in more than 20 countries, spreading universal mindfulness practices for everyday life to diverse communities worldwide. This included mindfulness teachings at Plum Village Meditation Center, France.
Inspired personal growth and emotional well-being through teachings of mindfulness, compassion, and clarity, contributing to the development of mindful and compassionate individuals.
Nurtured a deeper understanding of mindfulness among diverse audiences, promoting resilience and self-awareness in all aspects of life.
Promoted mindfulness as a powerful tool for creating positive change in society and fostering compassion and empathy.

Meditation Teacher & Facilitator
2012 - 2012 (less than a year)

Introduced mindfulness practices to students at institutions such as University of California Berkeley, University of California Los Angeles (UCLA), University of California Merced, University of Southern California (USC), and Stanford University, fostering self-awareness and emotional well-being.

Meditation Teacher & Facilitator
2011 - 2011 (less than a year)
North American East Coast

Taught and facilitated the introduction to mindfulness courses for students at Brown University, Columbia University, Dartmouth College, Georgetown

University, Harvard University, Iona College, Massachusetts Institute of Technology (MIT), University of Pennsylvania, Yale University, and the School for Ethics and Global Leadership.

Education

Bard College
Master of Arts - MA, Economics · (2020 - 2021)

Levy Economics Institute Graduate Programs in Economic Theory and Policy
Master of Arts - MA, Economics · (2020 - 2021)

Iona College
Bachelor of Science (BS), Economics · (2015 - 2020)

Penn Foster
GED - High School Diploma · (2008 - 2010)